Via Facsimile and U.S. Mail
Mail Stop 4720

January 6, 2010

Michael S. Weiss
Chairman and Chief Executive Officer
Keryx Biopharmaceuticals, Inc.
750 Lexington Avenue
New York, New York 10022

> **Re:** **Keryx Biopharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-30929**

Dear Mr. Weiss:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director